

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 28, 2015

Joshua L. Coates
Chief Executive Officer
Instructure, Inc.
6330 South 3000 East, Suite 700
Salt Lake City, UT 84121

> **Re:** **Instructure, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 23, 2015**
> **File No. 333-207349**

Dear Mr. Coates:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

Note 9. Stock-Based Compensation, page F-27

1.   Please refer to your response to our prior comment 16 in your correspondence dated August 10, 2015. In that response, you state that the stock price used to determine stock based compensation related to repurchases from employees was $6.69 on February 6, 2015. In your correspondence dated October 21, 2015 you state that you granted options on January 22, 2015 and February 4, 2015 using an estimated fair value of $6.13. Please reconcile the fair value of your stock used to price your options granted on February 4, 2015 with the fair value used to determine the level of compensation expense to record related to your stock repurchases on February 6, 2015.

2.   On page F-29, you disclose that the weighted average exercise price for options granted during 2015 was $7.45. You disclose on page F-28 that "all options were granted with an exercise price equal to or greater than the estimated fair value of (y)our common stock at the date of grant." However, your disclosure on page F-30 indicates that the weighted average grant date fair value per share underlying the options granted during interim period ended September 30, 2015 was $4.64. Please explain the disparity in this $4.64 amount and the per share fair values included in the table "Summary of Equity Awards" for 2015 noted in your October 21, 2015 letter. In this regard, tell us what consideration you gave to including a similar grant date equity award table in your Critical Accounting Policies and Estimates disclosures for Stock-Based Compensation.

        You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303, or Craig D. Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, me at (202) 551-3456, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                                Sincerely,

                                                /s/ Matthew Crispino

                                                Matthew Crispino
                                                Staff Attorney
                                                Office of Information Technologies
                                                and Services

cc: John McKenna, Esq.
        Cooley LLP